Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Toyota Motor Corporation
Subject Company: Kanto Auto Works, Ltd.
Toyota Motor Corporation SEC File No. 333-175524

[Reference Translation]

October 11, 2011

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203 Securities exchanges throughout Japan)

Name and Title of Contact Person:

Naoki Kojima, General Manager, Accounting Division

(Telephone Number: 0565-28-2121)

Company Name: KANTO AUTO WORKS, LTD.

Name and Title of Representative:

Tetsuo Hattori, President

(Code Number: 7223 The First Sections of

the Tokyo Stock Exchange and the Nagoya Stock Exchange)

Name and Title of Contact Person:

Takayuki Ogawa,

General Manager, General Administration Division

(Telephone Number: 055-996-2180)

Notice Concerning the Name and President of the New Company Planned to be Formed by the Anticipated

Integration of Kanto Auto Works, Ltd., Central Motor Co., and Toyota Motor Tohoku Corporation

Toyota Motor Corporation, and its subsidiaries, Kanto Auto Works, Ltd. (“Kanto Auto Works”), Central Motor Co., Ltd. (“Central Motor”) and Toyota Motor Tohoku Corporation (“Toyota Tohoku”) have tentatively decided the name and president of the new company planned to be formed by the anticipated integration of Kanto Auto Works, Central Motor and Toyota Tohoku.

For further information regarding these matters, please see the accompanying press release.

End of Document

[Reference Translation]

October 11, 2011

Kanto Auto Works, Ltd.

Central Motor Co., Ltd.

Toyota Motor Tohoku Corporation

Toyota Motor Corporation

Tentative Decisions Regarding Company Name and President

Made for New Company Planned Through Anticipated

Integration of TMC’s Three Tohoku-based Subsidiaries

Toyota Motor Corporation (“TMC”) and subsidiaries Kanto Auto Works, Ltd. (“Kanto Auto Works”), Central Motor Co., Ltd. (“Central Motor”), and Toyota Motor Tohoku Corporation (“Toyota Tohoku”) announce that today, the following matters regarding the new company to be formed by the anticipated merger and integration of the three Tohoku-based subsidiaries have been tentatively decided.

Company name (tentative): Toyota Motor East Japan, Inc.

Company president (tentative): TMC Senior Managing Officer Takeshi Shirane

Official decisions regarding the company name and president will be made following approval at general shareholders meetings of the three companies and the new company.

TMC and its subsidiaries, Kanto Auto Works, Central Motor and Toyota Tohoku, announced in July that they would begin discussions toward a proposed merger and integration of the three subsidiaries as part of a new corporate structure aimed at strengthening the Toyota group of companies’ production structure in Japan. An integration committee formed by the three subsidiaries is considering further details.

The proposed president, TMC Senior Managing Officer Takeshi Shirane, will take part in the preparations for the merger and integration as chairman of the integration committee and is scheduled to officially take the helm after the new company is established in July 2012.

The anticipated merger and integration is based on TMC’s strong belief that making Tohoku its third vehicle manufacturing hub in Japan after Chubu and Kyushu, as well as further solidifying and building on the independence of these three hubs, will further strengthen monozukuri (conscientious manufacturing) in Japan. The aim is to create a comprehensive automobile manufacturer that plans, develops and produces compact cars and also manufactures unit parts and supports overseas Toyota operations.

Contacts

Division, company	Phone number
Administration and Public Affairs Department, General Administration Division, Kanto Auto Works, Ltd.	+81-55-996-2180
Public Relation Department, General Administration Division, Central Motor Co., Ltd.	+81-22-765-6369
Office of Human Resources and General Affairs, Corporate Planning Division, Toyota Motor Tohoku Corporation	+81-22-345-6717
Public Affairs Div., Toyota Motor Corporation	Tokyo: +81-3-3817-9929/9116

(Notice Regarding Registration on Form F-4)

TMC has filed a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed share exchange between TMC and Kanto Auto Works. If the Form F-4 is declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Kanto Auto Works prior to the shareholders’ meeting at which the relevant proposed share exchange will be voted upon. The Form F-4 and prospectus contain important information about Kanto Auto Works and TMC, the relevant share exchange and related matters. U.S. shareholders of Kanto Auto Works are urged to read the Form F-4, the prospectus and other documents that have been and may be filed with the SEC in connection with the relevant share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange. Any documents filed with the SEC in connection with the proposed share exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information: Toyota Motor Corporation, 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan, attention of Mr. Yuji Maki, Accounting Division, Telephone: 0565-28-2121.

This press release contains forward-looking statements that reflect tentative decisions. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause TMC’s and Kanto Auto Works’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include: (i) the impact of the March 11, 2011 Great East Japan Earthquake and ensuing events, including the negative effect on the TMC group’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which the TMC group operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound; (iv) changes in funding environment in financial markets; (v) the TMC group’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which the TMC group operates that affect its automotive operations, particularly laws, regulations and policies relating to vehicle safety including recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect the TMC group’s other operations, including the outcome of current and future litigation and other legal proceedings; (vii) political instability in the markets in which the TMC group operates; (viii) the TMC group’s ability to timely develop and achieve market acceptance of new products; (ix) any impact on the TMC group’s ability to maintain and develop its brand image as a result of the TMC group’s inability to deliver safe and high-quality products or its failure to promptly implement safety measures such as recalls when necessary; (x) the TMC group’s reliance on various suppliers for the provision of supplies; (xi) natural disasters, fuel shortages, interruptions in social infrastructure such as electricity or transportation, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where the TMC group purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xii) the parties being unable to complete the proposed share exchange due to failure to obtain the necessary shareholder approval or any governmental approval for the proposed transactions or for other reasons; and (xiii) difficulties in realizing the anticipated benefits of the share exchange. Investors are advised to consult any further disclosures by the two companies (or the post-transaction group) in their subsequent domestic filings in Japan and filings with the SEC.